U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10SB/A
                                (Amendment No.1)

   General Form for Registration of Securities of Small Business Issuers Under
              Section 12(b) or 12(g) of the Securities Act of 1934


                           ARBUTUS INTERNATIONAL INC.
                         (Name of Small Business Issuer)


            Delaware                                           91-1959474
(State or Other Jurisdiction of                              (I.R.S. Employer
 Incorporation or Organization)                           Identification Number)


                   5066 East 26th Drive, Bellingham, WA 98226
           (Address of Principal Executive Offices including Zip Cope)


                                 (360) 384-0252
                           (Issuer's Telephone Number)


           Securities to be Registered Under Section 12(b) of the Act:

                                      None


           Securities to be Registered under Section 12(g) of the Act:

                         Common Stock, $.0001 Par Value
                                (Title of Class)

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                                     PART I

Explanatory Note and Note Regarding Forward Looking Statements .............  1

Item 1. Description of Business - Risk Factors .............................  1

Item 2. Management's Discussion and Analysis or Plan of Operation ..........  7

Item 3. Property ...........................................................  8

Item 4. Security Ownership of Certain Beneficial Owners and Management .....  9

Item 5. Directors, Executive Officers, Promoters, and Control Persons
        of the Company .....................................................  9

Item 6. Executive Compensation ............................................. 10

Item 7. Certain Relationships and Related Transactions ..................... 11

Item 8. Description of Securities .......................................... 11

                                    PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and
        Other Shareholder Matters .......................................... 12

Item 2. Legal Proceedings .................................................. 14

Item 3. Changes in and Disagreements with Accountants on Accounting and
        Financial Disclosure ............................................... 14

Item 4. Recent Sales of Unregistered Securities ............................ 14

Item 5. Indemnification of Directors and Officers .......................... 14

                                    PART F/S

Index to Financial Statements .............................................. 15

                                    PART III

Item 1. Index to Exhibits .................................................. 30

GENERAL

This Amendment No. 1 is being filed solely to add the Accountants' consent, which was not included in the Company's initial filing of its Form 10.

Arbutus International Inc. ("the Company") is filing this Form 10SB registration statement on a voluntary basis and plans to continue filing interim and periodic reports as required under the Exchange Act of 1934, as amended ("Exchange Act"), in order to maintain compliance with the Securities and Exchange Commission's ("SEC") requirements to maintain the status of a reporting company. The Company plans to become a reporting company in order to list its securities for public trading on the over-the-counter Electronic Bulletin Board ("OTCBB"). Under current National Association of Security Dealers ("NASD") rules, in order for a company to become listed on the OTCBB, it must be a reporting company under the Exchange Act.

FORWARD LOOKING STATEMENTS

Certain information detailed within this registration statement is based on forward-looking statements. Generally, the words "anticipate," "believes," "expects," "intends," and similar expressions identify such forward-looking statements. Forward-looking statements involved risks and uncertainties, and the Company's actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are current only as of the date of this registration statement.

All parties and individuals reviewing this registration statement and considering the Company as an investment should be aware of the financial risk involved with investing in a development stage company. When deciding whether to invest or not, careful review of the risk factors detailed in Item 1 of this document and consideration of forward-looking statements contained in this registration statement should be adhered to.

The Company has not commenced operations or generated revenue and must be considered in the early development stages of embarking upon a new venture. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the company faces all the risks inherent in any new business, including: competition, the absence both of an operating history and profitability and the need for additional working capital. The likelihood of the success of the Company must be considered in light of the problems and expenses that are frequently encountered in connection with the operation of a new business and the competitive environment in which the company will be operating.

ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS OF THE ISSUER

Arbutus International Inc. ("the Company") was incorporated in the State of Delaware on November 18, 1998. On January 12, 2001, Arbutus International, Inc.( "the Company," "Company," "Our," "our," "We," "we,") changed its business plan from being actively engaged in operating amusement and arcade vending machines to becoming actively engaged in the business of designing, marketing and selling fireplace mantels, hearths and fireplace accessories initially catering to the wholesale hearth products and builder industry then later expanding to the retail home building stores and specialty outlets. The Company plans to implement its business strategy by initially seeking manufacturers of wood, marble or cast concrete, marble or plaster fireplace mantles and hearths including fireplace accessories such as andirons, grates, tool sets and fireplace screens for sale through wholesale suppliers.

MISSION

The mission of the Company is to create a profit by designing, marketing and selling fireplace mantles, hearths and related fireplace accessories initially catering to the wholesale hearth products and builder industry and then later expanding to the retail home building stores and specialty outlets.

PRODUCTS

The Company intends to make available different fireplace mantles and hearths in certain styles including marble, cast plaster, cast concrete or cast marble and wood in natural finishes and fireplace accessories such as andirons, grates, fire-screens and tools in various styles and finishes of wrought iron.

MANUFACTURING AND OPERATIONS

The Company is seeking appropriate craftsmen in Mexico and the United States concerning the design and manufacture of certain fireplace mantles, hearths and fireplace accessories. The various fireplace mantles and hearths can be made in marble, wood, cast concrete, cast marble or cast plaster and the fireplace accessories including tools, grates, andirons, and fire-screens can be made of wrought iron. Currently the Company has located certain craftsmen in Mexico to manufacture a cast plaster fireplace mantle and hearth (a faux cast concrete look) for $900 with a $2700 minimum order plus shipping. Prices can be reduced with a build up of volume. The Company plans to collect ten percent with order confirmations and full balance prior to shipment. Delivery of items will be made 60 - 90 days after shipment order is placed. The cast plaster fireplace mantle has a product dimension of 36 - 43 inches inside diameter (legs), 30 - 39 inches inside diameter height, 45 - 54 inches overall height, 70.5 inches overall width, 75" hearth length, 20 inches hearth depth, 3 inches hearth thickness, 9 inches leg width and 8.5 inches. The approximate weight of the fireplace mantle and hearth is 360 pounds. Until distribution arrangements are in place, the Company will plan to have the manufacturer ship the fireplaces on behalf of the Company.

SALES AND MARKETING

The Company does not have any sales and marketing plan currently in place. However, the Company does intend to make the various fireplace mantles, hearths and fireplace products available through two primary sales channels: to wholesale suppliers and distributors for placement in retail outlets where fireplaces, hearths and accessories are sold and through the Internet primarily through the Company's proposed web site. The Company currently does not operate a web site but plans to construct one at a later date which would include charging ability via credit card for purchases of fireplace mantles, hearths and fireplace accessories. The Company believes that online retailing over the Internet will present the Company with a significant opportunity for the marketing and sale of its products and will enable the Company to significantly expand and diversity its customer base. The Company is seeking a contract distribution center that can ship the fireplace mantles, hearths and accessories to various wholesale suppliers and distributors , but currently there are no distribution arrangements in place.

GOVERNMENTAL REGULATIONS

The Company is unaware of need for governmental approval for its proposed business plan. The Company is not currently subject to direct federal, state or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security.

The Company is currently not aware of any federal, state or local laws and regulations regulating the Internet at this time which would materially affect its proposed business activities.

The Company is unaware of any environmental laws (federal, state, or local) that will have an effect on its proposed business.

The Company has spent no money over the past two years on research and development.

Currently, the Company has no employees excluding the current officer and director. George Hochstein, an officer and director of the Company, is currently employed full time. (SEE ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSON" Potential Conflicts of Interest). The officer/director anticipates devoting, at most, 20 hours per month. This is only an estimation and may be increased or decreased depending on unforeseen factors. Though no commercial conflicts are anticipated between the current employers of the officers, directors, and the Company no assurance can be given that this will continue.

                                  RISK FACTORS

The Company is in the development stage and the market it intends to compete within is well established. There are several competitors within the marketplace that have significantly greater financial and management resources than the Company. The following section describes some of the risk factors specific to the Company. Individuals should carefully consider the following risk factors, in addition to the other information presented in this registration statement, when evaluating the Company's business plan. Any of the following risks could seriously harm the business and/or prevent the furtherance of the business.

RISKS PARTICULAR TO ARBUTUS INTERNATIONAL, INC.

A. NO OPERATING HISTORY TO EVALUATE.

The Company was incorporated under the laws of the State of Delaware on November 18, 1998. The Company's activities to date have been to prepare the Company's business strategy, and to date has not generated revenue. The Company has a limited operating history and must be considered in the early development stages of embarking upon a new venture. We are among many companies that have entered into the wholesale hearth products business. Our business and prospects must be considered in light of the risk, expense, and difficulties frequently encountered by companies in an early stage of development. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all the risks inherent in any new business, including: competition, the absence both of an operating history and profitability and the need for additional working capital. The likelihood of the success of the Company must be considered in light of the problems and expenses that are frequently encountered in connection with the operation of a new business and the competitive environment in which the Company will be operating.

B. NEED FOR ADDITIONAL WORKING CAPITAL - CONTINUAITON OF GOING CONCERN NOT ASSURED.

As of January 31, 2001, the Company had working capital of $152 and faces the need for substantial additional working capital in the near future. If the capital needs of the Company are greater than currently anticipated, the Company will be required to seek other sources of financing. No assurance can be given that the Company will be able to organize debt or equity financing, or that if available, it will be available on terms and conditions satisfactory to management and might dilute current shareholders.

The Company has prepared audited financial statements as of January 31, 2001, reporting that the Company is in the development stage and its ability to establish itself as a going concern is dependent upon the Company obtaining sufficient financing to continue its development activities. There is no assurance that the Company will achieve profitable operations in the future. The Company could be required to secure additional financing to implement further development plans. There is no assurance that such financing will be available to the Company, or if available, will be available on terms and conditions satisfactory to management.

C. WE HAVE HAD NO HISTORY OF OPERATIONS AND EXPECT OPERATING LOSSES IN THE FORESEEABLE FUTURE.

The Company expects to incur operating losses for the foreseeable future and if we ever have operating profits, we may not be able to sustain them. Expenses will increase as we build an infrastructure to implement our business model. For example, we expect to hire additional employees and lease more space as need arises. In addition, we plan to significantly increase our operating expenses to:

     * developing a network of craftsmen to design and manufacture fireplace mantles, hearths and accessories;

     * organizing wholesale suppliers and distributors of fireplace mantles, hearths and accessories;

     * developing a web site for presentation of fireplace mantle, hearths and accessories.

Expenses may also increase due to the potential effect of goodwill amortization and other charges resulting from future partnerships and/or alliances, if any. If any of these and other expenses are not accompanied by increased revenue, our operating losses will be even greater than we anticipate.

D. THE PROGRESS AND OVERALL SUCCESS OF THE COMPANY IS SUBSTANTIALLY DEPENDENT UPON THE ABILITIES OF THE CURRENT OFFICER AND DIRECTOR OF THE COMPANY.

The Company's performance and operating results are substantially dependent on the continued service and performance of its officer and director. The Company intends to hire additional sales and other personnel as they move forward with their business model, though competition for such personnel is intense. There can be no assurance that the Company can retain key employees, or to attract or retain highly qualified managerial personnel in the future. The loss of the services of the Company's key employee or the inability to attract and retain the necessary sales and other personnel, would likely limit the chances for success and have a negative effect upon the Company's business, financial condition, operating results and cash flows. In addition, the concentrated ownership the sole officer and director has over the Company, which will not be significantly affected and may have a material adverse effect on future business progress. Furthermore, the current officer and director is involved with other employment other than that of the Company, which may take time from developing the business of the Company and effect the overall success.

E. COMPETITION

The Company will operate in a highly competitive environment. The Company competes with larger manufacturing companies who provide fireplace hearth products. Our competitors have greater financial, marketing, and distribution resources. Our success will be dependent on our ability to compete with these and any other competitors on the quality of our products and their cost effectiveness. There is no assurance that we will be successful in that competition.

F. LACK OF CASH DIVIDENDS

The Company has not paid any cash dividends on its Common Shares to date and there are no plans for paying cash dividends in the foreseeable future. Initial earnings that the company may realize, if any, will be retained to finance the growth of the Company. Any future dividends, of which there can be no assurance, will be directly dependent upon earnings of the Company, its financial requirements and other factors.

G. WHOLESALE DISTRIBUTION; CAPITAL RESOURCE REQUIREMENTS

The Company presently plans to seek sales of its hearth products through certain wholesale suppliers and distributors within the next twelve months. In addition, the Company plans to develop its web site for Internet sales. Expenses needed to build an infrastructure to implement our business model will depend upon a number of factors including the Company's ability to raise sufficient capital. There are no assurances that the Company can raise sufficient capital through debt or equity financing which might be available to the Company on favorable terms or at all and might dilute current shareholders.

H. GROWTH AND ACQUISITON MAY STRAIN THE MANAGEMENT, OPERATION AND FINANCIAL RESOURCES

There can be no assurances that the proposed business model will be adequate to support any future operations. In addition, there is a risk that the company may not be able to expand their operations at the same rate as market demand may be created.

If appropriate opportunities present themselves, the Company intends to seek out business opportunities to expand their hearth products business. The process of integrating and acquiring any business may result in operating difficulties and expenditures, which cannot be anticipated and may absorb significant management attention that would otherwise be available for further development of their existing business. Moreover, the anticipated benefits of any acquisition may be realized. Any future acquisition of other businesses, technologies, services or products might require the Company to obtain additional equity or debt financing which might not be available to the Company on favorable terms or at all and might dilute current shareholders. Additionally, the Company may not be able to successfully identify, negotiate or finance future acquisitions or to integrate acquisitions with the current proposed business.

I. SHARES SUBJECT TO RULE 144

On November 18, 1998, the Company had 5,000,000 Common Shares issued and outstanding that have not been registered with the Commission or any State securities agency and are currently restricted pursuant to Rule 144 promulgated by the Commission under the 1933 Act. Rule 144 provides, in essence, that a person holding restricted securities for one year from the date the securities were purchased from the issuer, or an affiliate of the issuer, and fully paid, may sell limited quantities of the securities to the public without registration, provided there shall be certain public information with respect to the issuer. Pursuant to Rule 144, securities held by non-affiliates for more than two years may generally be sold without reference to the current public information or broker transaction requirements, or the volume limitations. Certain shares of the current outstanding restricted shares are available for resale pursuant to Rule 144.

The sale of some or all of the currently restricted Common Shares could have a material negative impact upon the market price of the Common Shares, if a market for the Common Shares should develop in the future.

J. OTHER NON PUBLIC SALES OF SECURITIES

As part of the Company's plan to raise additional working capital, the Company may make a limited number of offers and sales of its Common Shares to qualified investors in transactions that are exempt from registration under the 1933 Act. There can be no assurance the Company will not make other offers of its securities at different prices, when, in the Company's discretion, such prices are deemed by the Company to be reasonable under the circumstances.

K. NO ASSURANCE OF LIQUIDITY

There is currently no public market for the Common Shares or any other securities of the Company and there can be no assurance that a trading market will develop in the future.

L. WE FACE THE LOSS OF KEY PERSONNEL WHICH COULD ADVERSELY AFFECT PROPOSED OPERATIONS

Our performance is greatly dependent on the performance of our management and director. The loss of the services of our executive officer/director could harm our business. The loss of our executive officer/director could have a negative impact on our reputation for expertise in the marine accessory industry. Additionally as the company operations get underway, we must identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for highly skilled technical, managerial, marketing and customer service personnel is intense. We may not be able to successfully attract, integrate or retain sufficiently qualified personnel, which failure could harm our business.

M. WE ARE LARGELY CONTROLLED BY MANAGEMENT

Our officer/director currently owns or controls a substantial majority of our outstanding common stock and thereby continues to be able to exercise voting control over the Company for the foreseeable future and will be able to elect the entire Board of Directors. This management control could prevent, or make more difficult, on-going business.

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following Management's Discussion and Analysis of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following should be read in conjunction with our audited financial statements included within this registration statements.

PLAN OF OPERATION

The Business Plan for the Company over the next twelve months is to initially work the Company toward designing, marketing and selling fireplace mantles, hearths and fireplace accessories through wholesale suppliers and distributors for sale in retail home building stores and specialty outlets. The Company plans to locate craftsmen in Mexico and the United States to design and manufacture certain style fireplace mantles, hearths and fireplace accessories. The Company also plans to put in place a marketing plan to make the fireplace mantles, hearths and fireplace accessories available in several wholesale outlets established during this period. In order to proceed with the proposed business plan, the Company will need to raise additional capital. Management's plan is to raise capital through the sale of its securities in private placements. Also, the Company plans to develop a web site to offer the fireplace mantles, hearths and fireplace accessories available for sale on the Internet.

There can be no assurance or guarantee that there will be any interest by investors to invest in the Company or that any proceeds can be raised by the Company. If capital cannot be raised by the Company, it will have a material adverse impact on the progress of its strategic business plan.

The Company may experience significant volatility in our quarterly results. If, and when, the Company begins operations, there can be no assurance that we will ever report a net income in any period, and we expect that we will report operating losses for the foreseeable future.

Excluding its current officer, the Company has no employees. While the Company plans to hire additional employees and train them, it may be unable to find and hire additional qualified management and professional personnel to help lead us. The addition of employees will depend on the ability of the company to raise additional capital, which cannot be assured.

The Company's sole officer/director makes up its entire management team. This individual is employed at another company and plans to initially devote minimal time to promoting the Company's strategic business plan. If other obligations take priority for the Company's sole officer/director, it will have a material adverse impact on the progress of the Company. In addition, there has been and are no plans for compensating the officer/director until sufficient revenue flow can be generated, of which, there is no guarantee. Since the officer/directors is being compensated by their employment elsewhere, they may be less motivated to spend adequate time promoting the Company.

Management does not anticipate any product research and development, or the purchase or sale of any significant equipment.

ANALYSIS OF FINANCIAL CONDITION

The Company has not yet generated positive cash from operating activities. The Company did not generate positive cash from operations for the period ending January 31, 2001. From November 18, 1998 to January 31, 2001, the Company had a net loss of $10,665. The losses were a result of organization and other start-up related costs. As of January 31, 2001, the Company had $152 in cash. (See "Financial Statements" within this registration statement).

The Company does not foresee a material increase in operating expenses until such time sufficient capital can be raised and the Company proceeds with its business plan. Management believes that the Company must be successful in raising equity or debt financing sufficient to meet its current working capital requirements and to support the expenses associated with producing the marine safety kits and developing the web site on the Internet.

 Management hopes to raise sufficient capital within the next twelve months to initiate operations that include developing a network of craftsmen to design and manufacture fireplace mantles, hearths and accessories, organizing wholesale suppliers and distributors of fireplace hearth products, and developing the Company's web site on the Internet. The Company's sole officer/director makes up the current management team. This individual has other obligations and plan to initially devote minimal time to promoting the company's strategic business plan. If other obligations take priority for the officer/director over that of the company's, it will have a material adverse impact on the progress of the Company. There has been, and are no plans for compensation to be paid to the officer/director until sufficient revenue flow can be generated.

Currently management has not determined the dollar amount required to adequately initiate its operations and has not determined a minimum or maximum amount it plans to raise. The Company may encounter business initiatives that require significant cash commitments or unanticipated problems or expenses that could result in a requirement for additional cash before that time. If the Company raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of its shareholders would be reduced, and such securities might have rights, preferences or privileges senior to its common stock. Additional financing may not be available upon acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund its expansion, take advantage of business opportunities, develop, or enhance its business plan or otherwise respond to competitive pressures would be significantly limited, and it may significantly restrict the Company's operations.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company owns no real property. The Company is provided sufficient space to do its present business by a director of the Company. Going forward, the Company plans to use the offices of the director, at no cost to the Company. Both parties have agreed to continue this arrangement until the Company begins operations and/or generates revenue.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the Common Stock ownership as of January 31, 2001 of each officer, director and who is known to the Company as management or to be the beneficial owner of more than five percent of the Company's Common Stock. As of January 31, 2001, there were 5,135,000 common shares outstanding.


                                               Beneficial Ownership of Shares
                                               ------------------------------
Name                            Security         Number           Percent*
----                            --------         ------           --------

George Hochstein  (1)            Common         4,500,000           87.6%
President, Secretary and
Director

Robert Card                      Common           500,000            9.7%

Officers and Directors as
 a Group                         Common         4,500,000           87.6%

----------
*    Rounded up to the nearest whole number.
(1) George Hochstein's address is 5066 East 26th Drive, Bellingham, WA 98226. Mr. Hochstein is the direct owner as described above. Unless otherwise indicated, the named party is believed to be the sole investor and have voting control of the shares set forth in the above table. Based on 5,135,000 outstanding shares on January 31, 2001.
(2) Robert Card's address is 1168 West Smith Road, Bellingham, WA 98226. Mr. Card is the direct owner as described above. Unless otherwise indicated, the named party is believed to be the sole investor and have voting control of the shares set forth in the above table. Based on 5,135,000 outstanding shares on January 31, 2001.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information sets forth certain information concerning the Executive Officers and Directors of the Company as of January 31, 2001.

Name                     Age    Position                 Term of Office
----                     ---    --------                 --------------
George Hochstein (1)     38     Director, President,     Until annual meeting of
                                Secretary                stockholders

----------
(1)  George Hochstein's address is 5066 East 26th Drive, Bellingham, WA 98226.

There are no other persons nominated or chosen to become Directors or Executive Officers, nor do we have any employees other than the above. There is no arrangement or understanding between any of our Directors or Officers pursuant to which they were elected to his office. The removal of a Director from the Board can be succeeded only by the following actions: (1) majority vote of the existing Directors; or (2) majority vote of the shareholders of record.

Resumes:

George Hochstein - Director, President and Secretary. George Hochstein has served as President, Secretary and Director of the Company since October, 1999. Since 1990, Mr. Hochstein has worked as a general contractor licensed in the State of Washington and has served as the CEO of his own construction firm. He has worked as general contractor on a wide range of construction projects including private homes, department stores and public works facilities projects such as improvements on the City of Lynden, WA water system, construction of country fire halls in Whatcom County, WA and construction of a moderate risk waste facility for the City of Bellingham, WA.

The Company presently expects to conduct its annual meeting of shareholders and directors in October, 2001, at which time directors will again be elected. All directors serve for a period of one year, unless removed in accordance with our By-Laws.

POTENTIAL CONFLICTS OF INTEREST

The Company's officer/director is currently engaged in other employment. Consequently, there are potential inherent conflicts of interest in acting as an officer/director of the Company. Insofar as the officer/director is engaged in other business activities, management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

A conflict may arise in the event that another company with which management is affiliated is formed and actively seeks business similar to that of the Company's business plan. Initially Mr. Hochstein will be responsible for seeking, evaluating, negotiating and consummating business partnerships with companies which may result in terms providing benefits to Mr. Hochstein.

As Mr. Hochstein is engaged in other business activities, demands may be placed on the time of Mr. Hochstein which will detract from the amount of time he is able to devote to the Company. Mr. Hochstein intend to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Hochstein would not attend to other matters prior to those of the Company. Mr. Hochstein projects that initially approximately twenty hours per month of his time may be spent on the related business activities of the Company. However, there are no assurances that twenty hours per month will be spent.

ITEM 6.  EXECUTIVE COMPENSATION

The Officer of the Company has received no compensation, including no bonus or incentive plans - stock, cash, or otherwise. The Company plans to begin compensating the officer only at such time the Company is generating sufficient revenues. Presently, the Company has not established any dates or other requirements for the officers to begin receiving compensation. If, and when, the time is deemed appropriate for the officers to receive compensation, the matter will be brought before the Board of Directors to vote.

COMPENSATION OF DIRECTORS

During the most recently completed financial year ended January 31, 2001, there was no compensation paid, by the Company to its director, for services as a director. There is no standard arrangements for any such compensation to be paid other than reimbursement for expenses incurred in connection with their services as director, although the Company from time to time may grant options to acquire Common Shares for directors. As at the date hereof the Company has no outstanding options to Directors that have been granted for their service.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 18, 1998, the Company issued 5,000,000 common shares at $.0002 per share to Mr. Robert Card, an officer and director in consideration for $1000. On October 27, 1999, Mr. Card resigned his position as officer and director of the Company.

On November 19, 2000 in a private transaction, Mr. Card sold 4,500,000 common shares to Mr. George Hochstein, a current officer and director of the Company, for $900 (or $0.0002 per share). The stock was initially issued to Mr. Card on November 18, 1998

ITEM 8.  DESCRIPTION OF SECURITIEES.

CURRENT CAPITAL STRUCTURE

As of January 31, 2001 the Company has 80,000,000 Shares of Common Stock with a par value of $0.0001, authorized, with 5,135,000 Shares outstanding and 20,000,000 Shares of Preferred Stock with a par value of $0.0001, authorized, with zero Shares outstanding.

COMMON STOCK

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50 percent of the Shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the commons stock. All of the outstanding Shares of Common Stock are, and the Shares of Common Stock Offered hereby, when issued for the consideration set forth in this Prospectus, will be fully paid and non-assessable.

PREFERRED STOCK

The Company has 20,000,000 Shares of Preferred Stock, par value $0.0001, authorized with zero Shares outstanding.

OPTIONS AND WARRANTS

The Company has no outstanding options or warrants to purchase common stock.

DEBT SECURITIES

The Company has no debt securities.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company is authorized to issue 80,000,000 shares of Common stock, par value $0.0001 per share. As of January 31, 2001, the Company had outstanding 5,135,000 shares of Common stock. All Common Shares are equal to each other with respect to voting, and dividend rights, and subjects to the rights of the preferred shareholders. There are 20,000,000 shares of preferred par value $0.0001, none of which are outstanding.

Special meetings of the Shareholders may be called by the officers, directors, or upon the request of holders of at least ten percent of the outstanding voting shares. Holders of Common Shares are entitled to one vote at any meeting of the Shareholders for each Common Share they own as of the record date. At any meeting of Shareholders, a majority of the outstanding Common shares of the Company entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the Common Shares represented at a meeting will govern, even if theirs is substantially less than a majority of the Common Shares outstanding.

Subject to the rights of the preferred shareholders described below, holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any share. Reference is made of the Certificate of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Delaware for a more complete description of the rights an liabilities of holders of shares. It should be noted that the Bylaws may be amended by the Board of Directors without notice to the Shareholders.

NON-CUMULATIVE VOTING

The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

MARKET PRICE

There is no trading market for the Company's Common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market, does develop, that it will continue.

If and when the Company's securities are traded, the securities may likely be deemed a "penny stock." The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and
(ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The Company plans to have its securities traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau. No assurance can be given by the Company that any of the above events will occur.

DIVIDENDS

The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS

The party is not a party to, and none of the company's property are subject to, any material pending or threatened legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On November 18, 1998, the Company was incorporated under the laws of the State of Delaware.

The date, title and amount of unregistered securities sold/issued by Arbutus International, Inc. are as follows:

On November 18, 1998, the Company issued 5,000,000 shares of its $0.0001 par value common stock to a director of the Company for cash of $1000.

On March 31, 1999, the Company completed a public offering that was offered without registration under the Securities Act of 1933, as amended (the "Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of the Securities act and Regulation D, Rule 504 promulgated thereunder. The Company sold 135,000 shares of commons stock at a price of $0.10 per share to 46 shareholders for a total amount raised of $13,500.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees, and agents, against expenses incurred in any action, suit, or proceeding. There are no specific provisions in either the articles or the bylaws.

                                    PART F/S

The following audited financial statements of the company were prepared by Armando Ibarra, Certified Public Accountant, 350 E Street, Chula Vista, CA 91910. The statements include an Accountant's Audit Report, Balance Sheets, Statements of Operations, Statement of Changes in Stockholders' Equity and Statements of Cash Flows for the fiscal year ended October 31, 2000 and as of the three months ended January 31, 2001.

                                ARMANDO C. IBARRA
                          CERTIFIED PUBLIC ACCOUNTANTS
                          (A PROFESSIONAL CORPORATION)

Armando C. Ibarra, C.P.A.                   Members of the California Society of
Armando Ibarra, Jr., C.P.A.                    Certified Public Accountants


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Arbutus International, Inc.
(A Development Stage Company)


We have audited the accompanying balance sheets of Arbutus International, Inc. (A Development Stage Company) as of October 31, 2000 and the related statements of operations, changes in stockholders' equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit. The financial statements of Arbutus International, Inc. (A Development Stage Company) from November 18, 1999 to October 31, 1999 were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the cumulative data through October 31, 1999, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles. Our opinion, insofar as it relates to the cumulative data through October 31, 1999, is based solely on the reports of the other auditors.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company's losses from operations raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Armando C. Ibarra, CPA
April 12, 2001

                           ARBUTUS INTERNATIONAL, INC.
                          (A Development Stage Company)
                                 Balance Sheets


                                                       YEAR ENDED    YEAR ENDED
                                                       OCTOBER 31,   OCTOBER 31,
                                                          2000          1999
                                                        --------      --------
                                     ASSETS
CURRENT ASSETS
  Cash                                                  $    182      $  3,603
  Accounts receivable - vendor                               343            98
                                                        --------      --------
TOTAL CURRENT ASSETS                                         525         3,701
                                                        --------      --------
OTHER ASSETS
  Prepaid game machine/location licenses                $  3,333      $  4,667
  Organization costs (net)                                     0           318
                                                        --------      --------
TOTAL OTHER ASSETS                                         3,333         4,985
                                                        --------      --------

       TOTAL ASSETS                                     $  3,858      $  8,686
                                                        ========      ========

                       LIABILITIES & STOCKHOLDERS' EQUITY

TOTAL LIABILITIES                                              0             0

STOCKHOLDERS' EQUITY
  Preferred stock, $.0001 par value authorized
    (20,000,000 shares authorized; none
    issued and outstanding.)                                   0             0
  Common stock $.0001 par value authorized
    (80,000,000 shares authorized; issued
    and outstanding: 5,135,000 shares
    at October 31, 2000 and 1999,                            514           514
    respectively.)
  Additional paid-in capital                              13,986        13,986
  Deficit accumulated during the development stage       (10,642)       (5,814)
                                                        --------      --------
TOTAL STOCKHOLDERS' EQUITY                                 3,858         8,686
                                                        --------      --------

       TOTAL LIABILITIES & STOCKHOLDERS' EQUITY         $  3,858      $  8,686
                                                        ========      ========

             See Auditor's Report and Notes to Financial Statements

                           ARBUTUS INTERNATIONAL, INC.
                          (A Development Stage Company)
                            Statements of Operations

                                                                              NOVEMBER 18, 1998
                                             YEAR ENDED        YEAR ENDED    (INCEPTION) THROUGH
                                             OCTOBER 31,       OCTOBER 31,        OCTOBER 31,
                                                2000              1999               2000
                                             -----------       -----------        -----------
REVENUES

    Revenues                                 $     1,139       $       390        $     1,529
                                             -----------       -----------        -----------
TOTAL REVENUES                                     1,139               390              1,529

GENERAL & ADMINISTRATIVE EXPENSES                  5,967             6,204             12,171
                                             -----------       -----------        -----------

TOTAL GENERAL & ADMINISTRATIVE EXPENSES            5,967             6,204             12,171

NET LOSS                                     $    (4,828)      $    (5,814)       $   (10,642)
                                             ===========       ===========        ===========

NET LOSS PER SHARE                           $   (0.0009)      $   (0.0011)
                                             ===========       ===========
WEIGHTED AVERAGE SHARES USED
  FOR NET LOSS PER SHARE                       5,135,000         5,083,405
                                             ===========       ===========

             See Auditor's Report and Notes to Financial Statements

                           ARBUTUS INTERNATIONAL, INC.
                          (A Development Stage Company)
                  Statement of Changes in Stockholders' Equity
           From November 18, 1998 (Inception) Through October 31, 2000

                                                                                 DEFICIT
                                                                                ACCUMULATED
                                                          COMMON    ADDITIONAL    DURING
                                              COMMON      STOCK      PAID IN    DEVELOPMENT
                                              SHARES      AMOUNT     CAPITAL      STAGE          TOTAL
                                            ----------    ------     -------    -----------    --------
Issued for cash on November 18, 1998         5,000,000    $  500     $   500     $     --      $  1,000

Issued from sale of private placement
(Note #1) March 31, 1999                       135,000        14      13,486                     13,500

Net loss, November 18, 1998 (inception)
to October 31, 1999                                                                (5,814)       (5,814)
                                            ----------    ------     -------     --------      --------
BALANCE,  OCTOBER 31, 1999                   5,135,000       514      13,986       (5,814)        8,686
                                            ==========    ======     =======     ========      ========
Net loss for the year ended
October 31, 2000                                                                  (4,828)       (4,828)
                                            ----------    ------     -------     --------      --------
BALANCE,  OCTOBER 31, 2000                   5,135,000    $  514     $13,986     $(10,642)     $  3,858
                                            ==========    ======     =======     ========      ========

             See Auditor's Report and Notes to Financial Statements

                           ARBUTUS INTERNATIONAL, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                                       NOVEMBER 18, 1998
                                                          YEAR ENDED      YEAR ENDED  (INCEPTION) THROUGH
                                                          OCTOBER 31,     OCTOBER 31,     OCTOBER 31,
                                                             2000            1999             2000
                                                           --------        --------         --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Operating loss                                           $ (4,828)       $ (5,814)        $(10,642)
  Amortization                                                1,652           1,404            3,056
  (Increase) in accounts receivable                            (245)            (98)            (343)
  (Increase) in prepaid game machine/location licenses            0          (6,000)          (6,000)
  (Increase) in organization costs                                0            (389)            (389)
                                                            --------        --------        --------
  NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES           (3,421)        (10,897)         (14,318)

CASH FLOWS FROM INVESTING ACTIVITIES

  NET CASH USED BY INVESTING ACTIVITIES                           0               0                0

CASH FLOWS FROM FINANCING ACTIVITIES
  Common stock                                                    0             514              514
  Additional paid-in capital                                      0          13,986           13,986
                                                            --------        --------        --------
  NET CASH PROVIDED BY FINANCING ACTIVITIES                       0          14,500           14,500
                                                            --------        --------        --------
NET INCREASE IN CASH                                          (3,421)          3,603             182

CASH AT BEGINNING OF YEAR                                      3,603               0               0
                                                            --------        --------        --------
CASH AT END OF YEAR                                         $    182        $  3,603        $    182
                                                            ========        ========        ========

             See Auditor's Report and Notes to Financial Statements

                           ARBUTUS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999


NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

     The Company was organized November 18, 1998, under the laws of the state of Delaware, as Arbutus International, Inc. The Company is in the business of designing, marketing, and selling fireplace accessories. The Company's prior business was an operator of amusement and arcade vending machines. The Company has no operations and in accordance with SFAS # 7, the Company is considered a development stage company.

     On November 18, 1998, the Company issued 5,000,000 shares of its $ 0.0001 par value common stock for cash of $ 1,000.00.

     On March 31, 1999, the Company completed a public offering that was offered without registration under the securities Act of 1933, as amended (The
     "Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of Securities Act and Regulation D promulgated thereunder. The Company sold 135,000 shares of common stock at a price of $
     0.10 per share for a total amount raised of $ 13,500.00.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. BASIS OF ACCOUNTING

     The Company uses the accrual method of accounting. The Company has adopted a fiscal year of October 31.

     b. BASIC EARNINGS PER SHARE

     Earnings per share are computed using the weighted average number of shares of common stock outstanding.

     c. INCOME TAXES

     Income taxes are provided in accordance with Statement of Financial accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 3. WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common or preferred stock.

NOTE 4. GOING CONCERN

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through sale of its securities through private placements.

NOTE 5. RELATED PARTY TRANSACTION

     The Company neither owns nor leases any real or personal property. A director provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6. INCOME TAXES

                                                  October 31,        October 31,
                                                   --------           --------
                                                     2000               1999
                                                   --------           --------
     Deferred tax assets:
     Net operating loss carryforwards              $  4,828           $  5,814
     Other                                               -0-                -0-
                                                   --------           --------
     Valuation allowance                             (4,828)            (5,814)
                                                   --------           --------

     Net deferred tax assets                       $     -0-          $     -0-
                                                   ========           ========

     Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

NOTE 7. SCHEDULE OF NET OPERATING LOSSES

     1999 Net Operating Loss                       $ (5,814)
     2000 Net Operating Loss                         (4,828)
                                                   --------

     Net Operating Loss                            $(10,642)
                                                   ========

     As of October 31, 2000, the Company has net operating loss carryforwards of approximately $ 10,642, which will expire through 2019.

NOTE 8. PREPAID GAME MACHINE /LOCATION LICENSES.

     The Company has purchased one video arcade game machine/location license at Cutters Pool hall in Yaleton, British Columbia for $ 6,000.00. The purchase is prepaid and being written off over a thirty-six month period. In addition, the Company has a service contract fee of $ 25.00 per month.

                                ARMANDO C. IBARRA
                          CERTIFIED PUBLIC ACCOUNTANTS
                          (A PROFESSIONAL CORPORATION)

Armando C. Ibarra, C.P.A.                   Members of the California Society of
Armando Ibarra, Jr., C.P.A.                    Certified Public Accountants


                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors of
Arbutus International, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheets of Arbutus International, Inc. (A Development Stage Company) as of January 31, 2001 and 2000 and the related statements of operations, changes in stockholders' equity, and cash flows for the three months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2001 and 2000 and the results of its operations and its cash flows for the three months then ended, in conformity with generally accepted accounting principles.


/s/ Armando C. Ibarra, CPA

April 27, 2001

                           ARBUTUS INTERNATIONAL, INC.
                          (A Development Stage Company)
                                 Balance Sheets

                                                     THREE MONTHS
                                                        ENDED       YEAR ENDED
                                                      JANUARY 31,   OCTOBER 31,
                                                         2001          2000
                                                       --------      --------
                                     ASSETS
CURRENT ASSETS
  Cash                                                 $    159      $    182
  Accounts receivable - vendor                              343           343
                                                       --------      --------
TOTAL CURRENT ASSETS                                        502           525
                                                       --------      --------
OTHER ASSETS
  Prepaid game machine/location licenses               $  3,333      $  3,333
                                                       --------      --------
TOTAL OTHER ASSETS                                        3,333         3,333
                                                       --------      --------

       TOTAL ASSETS                                    $  3,835      $  3,858
                                                       ========      ========

          LIABILITIES & STOCKHOLDERS' EQUITY

TOTAL LIABILITIES                                             0             0

STOCKHOLDERS' EQUITY
  Preferred stock, $.0001 par value authorized
   (20,000,000 shares authorized; none
   issued and outstanding.)                                   0             0
  Common stock $.0001 par value authorized
   (80,000,000 shares authorized; 5,135,000
   issued and outstanding as of January 31,
   2001 and October 31, 2000, respectively)                 514           514
  Additional paid-in capital                             13,986        13,986
  Deficit accumulated during the development stage      (10,665)      (10,642)
                                                       --------      --------
TOTAL STOCKHOLDERS' EQUITY                                3,835         3,858
                                                       --------      --------

  TOTAL LIABILITIES & STOCKHOLDERS' EQUITY             $  3,835      $  3,858
                                                       ========      ========

             See Auditor's Report and Notes to Financial Statements

                           ARBUTUS INTERNATIONAL, INC.
                          (A Development Stage Company)
                            Statements of Operations

                                          THREE MONTHS       THREE MONTHS      NOVEMBER 18, 1998
                                             ENDED              ENDED         (INCEPTION) THROUGH
                                           JANUARY 31,       JANUARY 31,          JANUARY 31,
                                             2001               2000                  2001
                                          -----------        -----------          -----------
REVENUES
    Revenues                              $         0        $         0          $     1,529
                                          -----------        -----------          -----------
TOTAL REVENUES                                      0                  0                1,529

GENERAL & ADMINISTRATIVE EXPENSES                  23                632               12,194
                                          -----------        -----------          -----------

NET LOSS                                  $       (23)       $      (632)         $   (10,665)
                                          ===========        ===========          ===========
NET LOSS PER SHARE                        $   (0.0000)       $   (0.0001)
                                          ===========        ===========
WEIGHTED AVERAGE SHARES USED
  FOR NET LOSS PER SHARE                    5,135,000          5,135,000
                                          ===========        ===========

             See Auditor's Report and Notes to Financial Statements

                           ARBUTUS INTERNATIONAL, INC.
                          (A Development Stage Company)
                  Statement of Changes in Stockholders' Equity
           From November 18, 1998 (Inception) through January 31, 2001

                                                                                        DEFICIT
                                                                                       ACCUMULATED
                                                             COMMON      ADDITIONAL      DURING
                                             COMMON          STOCK        PAID-IN      DEVELOPMENT
                                             STOCK           AMOUNT       CAPITAL        STAGE          TOTAL
                                           ----------       -------       -------      -----------     -------
Issued for cash on November 18, 1998        5,000,000       $   500       $   500       $     --       $ 1,000

Issued from sale of private placement
(Note #1) March 31, 1999                      135,000            14        13,486                       13,500

Net loss, November 18, 1998 (inception)
to October 31, 1999                                                                       (5,814)       (5,814)
                                           ----------       -------       -------       --------       -------
BALANCE,  OCTOBER 31, 1999                  5,135,000           514        13,986         (5,814)        8,686
                                           ==========       =======       =======       ========       =======
Net loss, November 1, 2000 to
October 31, 2000                                                                          (4,828)       (4,828)
                                           ----------       -------       -------       --------       -------
BALANCE,  OCTOBER 31, 2000                  5,135,000           514        13,986        (10,642)        3,858
                                           ==========       =======       =======       ========       =======
Net loss, November 1, 2000 to
January 31, 2001                                                                             (23)          (23)
                                           ----------       -------       -------       --------       -------
BALANCE,  JANUARY 31, 2001                  5,135,000       $   514       $13,986       $(10,665)      $ 3,835
                                           ==========       =======       =======       ========       =======

             See Auditor's Report and Notes to Financial Statements

                           ARBUTUS INTERNATIONAL, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                         THREE MONTHS     THREE MONTHS      NOVEMBER 18, 1998
                                                            ENDED            ENDED         (INCEPTION) THROUGH
                                                          JANUARY 31,      JANUARY 31,         JANUARY 31,
                                                             2001             2000                 2001
                                                           --------         --------             --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Operating loss                                            $ (23)         $   (632)            $(10,665)
  Amortization                                                  0                 0                3,056
  (Increase) in accounts receivable                             0                 0                 (343)
  (Increase) in prepaid game machine/location licenses          0                 0               (6,000)
  (Increase) in organization costs                              0                 0                 (389)
                                                            -----          --------             --------
        NET CASH (USED) BY OPERATING ACTIVITIES               (23)             (632)             (14,341)

CASH FLOWS FROM INVESTING ACTIVITIES

        NET CASH PROVIDED BY INVESTING ACTIVITIES               0                 0                    0

CASH FLOWS FROM FINANCING ACTIVITIES

  Common stock                                                  0                 0                  514
  Additional paid-in capital                                    0                 0               13,986
                                                            -----          --------             --------
        NET CASH PROVIDED BY FINANCING ACTIVITIES               0                 0               14,500
                                                            -----          --------             --------
        NET INCREASE/(DECREASE) IN CASH                       (23)             (632)                 159

CASH AT BEGINNING OF PERIOD                                   182             3,603                    0
                                                            -----          --------             --------
CASH AT END OF PERIOD                                       $ 159          $  2,971             $    159
                                                            =====          ========             ========

             See Auditor's Report and Notes to Financial Statements

                           ARBUTUS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED JANUARY 31, 2001


NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

     The Company was organized November 18, 1998, under the laws of the state of Delaware, as Arbutus International, Inc. The Company is in the business of designing, marketing, and selling fireplace accessories. The Company's prior business was an operator of amusement and arcade vending machines. The Company has no operations and in accordance with SFAS # 7, the Company is considered a development stage company.

     On November 18, 1998, the Company issued 5,000,000 shares of it's $ 0.0001 par value common stock for cash of $ 1,000.00.

     On March 31, 1999, the Company completed a public offering that was offered without registration under the securities Act of 1933, as amended (The
     "Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of Securities Act and Regulation D promulgated thereunder. The Company sold 135,000 shares of common stock at a price of $
     0.10 per share for a total amount raised of $ 13,500.00.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. BASIS OF ACCOUNTING

     The Company uses the accrual method of accounting. The Company has adopted a fiscal year of October 31.

     b. BASIC EARNINGS PER SHARE

     Earnings per share are computed using the weighted average number of shares of common stock outstanding.

     c. INCOME TAXES

     Income taxes are provided in accordance with Statement of Financial accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 3. WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common or preferred stock.

NOTE 4. GOING CONCERN

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through sale of its securities through private placements.

NOTE 5. RELATED PARTY TRANSACTION

     The Company neither owns nor leases any real or personal property. A director provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6. INCOME TAXES

                                            January 31, 2001    October 31, 2000
                                            ----------------    ----------------

     Deferred tax assets:                       $   23             $4,828
     Net operating loss carryforwards              -0-                 -0-
                                                ------             ------
     Other

     Valuation allowance                           (23)            (4,828)
                                                ------             ------
     Net deferred tax assets                    $  -0-            $   -0-
                                                ======             ======

     Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

NOTE 7. SCHEDULE OF NET OPERATING LOSSES

     1999 Net Operating Loss                    $ (5,814)
     2000 Net Operating Loss                      (4,828)
     2001 Net Operating Loss (01/31/01)              (23)
                                                --------
     Net Operating Loss                         $(10,665)
                                                ========

     As of January 31, 2001, the Company has net operating loss carryforwards of approximately $ 10,665, which will expire through 2019.

NOTE 8. PREPAID GAME MACHINE /LOCATION LICENSES.

     The Company has purchased one video arcade game machine/location license at Cutters Pool hall in Yaleton, British Columbia for $6,000.00. The purchase is prepaid and being written off over a thirty-six month period. In addition, the Company has a service contract fee of $ 25.00 per month.

                                    PART III

     Exhibits

     Exhibit
     Number                        Description
     ------                        -----------
      3.i         Articles of Incorporation of the Registrant*

      3.ii        Bylaws of the Registrant*

      23          Consent of Armando C. Ibarra, CPA**

----------
*   Previously filed
**  Filed herewith

                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amendment No. 1 to this Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ARBUTUS INTERNATIONAL, INC.


Dated May 22, 2001                      By /s/ George Hochstein
                                           -----------------------
                                           George Hochstein
                                           President and Director